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               KNAPE & VOGT MANUFACTURING COMPANY
               2700 OAK INDUSTRIAL DRIVE, N.E.
               GRAND RAPIDS, MI 49505
LOGO
                                                              September 2, 1998

To Our Shareholders:

  Knape & Vogt Manufacturing Company (the "Company") is offering (the "Offer") to purchase up to 1,200,000 shares of its Common Stock ("Common Stock" or the "Shares"), or approximately 20% of the currently outstanding capital stock of the Company, from existing shareholders. The price will not be in excess of $22.00 nor less than $19.00 net per Share. On August 31, 1998, the last trading day prior to the announcement of the Offer, the last reported sale price per Share on the NASDAQ National Market was $19.125. Any shareholder whose Shares are tendered directly in the Offer and not through a broker will receive the total purchase price in cash and will not incur the usual transaction costs associated with open market sales.

  Holders of the Company's Class B Common Stock, ("Class B Common Stock") can participate in the Offer by tendering a number of Shares up to the number of shares of Class B Common Stock held by the shareholder. Class B Common Stock will be automatically converted to Common Stock on a one-for-one basis upon acceptance for payment of the Shares tendered. The Company is conducting the Offer through a procedure known as a "Dutch Auction." This procedure allows you to select a price or prices within the specified range at which you are willing to sell Shares to the Company. The actual purchase price will be determined by the Company in accordance with the terms of the Offer. All shares purchased will be at the one price determined by the Company.

  The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. We encourage you to read these materials carefully before making any decision with respect to the Offer. If you desire to tender Shares, the instructions on how to tender Shares are also explained in detail in the accompanying materials. The Offer to Purchase also describes the definitive agreement the Company has entered into for the sale of substantially all of the assets of its wholly-owned subsidiary, The Hirsh Company, to Steelworks, Inc. While a loss will be incurred, the sale will generate cash for the Company and also allow us to remain focused on our core drawer slide, kitchen and bath storage, and wall-attached shelving products. The sale fits our strategy of targeting growing, profitable markets.

  While the Board of Directors of the Company has approved the Offer, neither the Company nor its Board of Directors makes any recommendation to any shareholder as to whether to tender or refrain from tendering Shares. Each shareholder must make the decision whether to tender Shares and, if so, how many Shares and at what price or prices Shares should be tendered. For information concerning the intentions of the Company's directors and executive officers with respect to tendering Shares pursuant to the Offer, please refer to the Offer to Purchase.

  The Offer is the first step of the implementation of a comprehensive new financial strategy for the Company which is intended to make greater use of financial leverage and will change the way the Company distributes cash to its shareholders. This new financial strategy provides a more balanced capital structure consistent with the Company's goal of maximizing Economic Value Added ("EVA") and enhancing long-term shareholder value. The Company implemented EVA during fiscal 1997. EVA is founded on the principle that the only way to increase the value of a business is to produce profits over and above the minimum required rate of return on the capital entrusted to it by lenders and shareholders. As another part of the new financial strategy, the Company is in the process of implementing a plan under which shareholders would receive quarterly stock dividends having a market value approximately equivalent to cash dividends that might otherwise have been paid. This plan includes a stock dividend sale plan which would provide shareholders a convenient way to sell their quarterly stock dividends, if so desired, through one brokerage firm and have the cash proceeds distributed to them. Our goal is to allow those shareholders who wish to receive a predictable income stream to receive cash on a more tax efficient basis. More details on the stock dividend sale plan will be announced in the second quarter of fiscal year 1999. Finally, as part of the new financial strategy, the Company may repurchase additional Common Stock on the open market or Class B Common Stock following the Dutch Auction in accordance with SEC rules.

  Please note the Offer will expire at 12 midnight, New York City time, on Wednesday, September 30, 1998, unless extended by the Company. If you have any questions regarding the Offer or need assistance in tendering your Shares, please contact Morrow & Co., Inc., the Information Agent for the Offer, at
(800) 566-9061 or Credit Suisse First Boston Corporation, the Dealer Manager for the Offer, at (800) 881-8320.

                                      Sincerely,

                                      /s/ Allan E. Perry
                                      Allan E. Perry
                                      President and Chief Executive Officer